                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                      13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO.____)(1)


                       Alternate Marketing Networks, Inc.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)

                                     01245P
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                                 (CUSIP Number)

                                William A. Niese
  The Times Mirror Company, Times Mirror Square, Los Angeles, California 90053
                                 (213) 237-3700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 20, 1999
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             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 5 Pages)

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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13D
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CUSIP No. 01245P                                               PAGE 2 OF 5 PAGES
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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Times Mirror Company
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*

      WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

      N/A
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                      7   SOLE VOTING POWER

                          689,552
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            0
        EACH          ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON
        WITH              689,552
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      689,552
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      N/A
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6%
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  14  TYPE OF REPORTING PERSON*

      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
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CUSIP No. 01245P                                               PAGE 3 OF 5 PAGES
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Item 1.        Security and Issuer.

               This statement relates to the Common Stock, no par value (the "Common Stock"), of Alternate Marketing Networks, Inc., a Michigan corporation ("AMNI"). The principal executive offices of AMNI are located at One Ionia S.W., Suite 300, Grand Rapids, MI 49503.

Item 2.        Identity and Background.

               This Schedule 13D is being filed by The Times Mirror Company, a Delaware corporation ("TMC"), to report that TMC has entered into two agreements to purchase certain shares of Common Stock of AMNI, as further described in Item 3 below. As such, TMC may be deemed to be a beneficial owner of such shares of Common Stock under Rule 13d-3 of the Securities Act of 1933, as amended (the "Act").

               The principal business of TMC is the publication of the Los Angeles Times, Newsday, The Baltimore Sun, The Hartford Courant, The Morning Call, The (Stamford) Advocate and Greenwich Time; a wide array of professional information for the aviation, training and health improvement markets, and consumer magazines.

               The principal business and office address of TMC is Times Mirror Square, Los Angeles, California 90053.

               During the last five years, TMC has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On August 20, 1999, (a) TMC and AMNI entered into a Stock Purchase Agreement (the "AMNI Agreement") providing for the issuance by AMNI to TMC of 350,000 shares of Common Stock (the "AMNI Shares") in exchange for $1,050,000 and (b) TMC and Edelson Technology Partners II, L.P., a Delaware limited partnership ("Edelson"), entered into a Stock Purchase Agreement (the "Edelson Agreement," and together with the AMNI Agreement, the "Agreements") providing for the purchase by TMC of 339,552 shares of Common Stock held by Edelson (the "Edelson Shares," and together with the AMNI Shares, the "Shares") for a purchase price of $933,768. The source of funds used to purchase the Shares is the working capital of TMC. The closing of the transactions contemplated by the AMNI Agreement is subject to standard terms and conditions, including the execution of a shareholder agreement and a registration rights agreement, as further described in Item 6 below. TMC shall file an amendment to this Schedule 13D upon the closing of the transactions contemplated by the Agreements (the "Closing Date") and in connection therewith will file a copy of such executed shareholder agreement and registration rights agreement as exhibits thereto.

Item 4.        Purpose of Transaction.

               TMC and AMNI intend to enter into a Shareholder Agreement (the "Shareholder Agreement") on or before the Closing Date, pursuant to which the number of seats on the Board of Directors shall be increased from four to five. TMC shall have the right to nominate a director to fill the newly-created board seat. In addition, on the Closing Date, Harry Edelson shall resign as a director of AMNI and TMC shall have the right to nominate a director to fill the vacancy on the Board created by Harry Edelson's resignation.

               TMC may purchase additional shares of Common Stock in the future through open-market purchases, privately-negotiated transactions or otherwise. The statement in the prior sentence shall not be considered a tender offer to purchase any additional shares of Common Stock.

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                                       13D
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CUSIP No. 01245P                                               PAGE 4 OF 5 PAGES
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               Other than as described above pursuant to the Shareholder
Agreement, TMC has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5.        Interest in Securities of the Issuer.

               (a) On the Closing Date, TMC will beneficially own 689,552 shares of Common Stock of AMNI, which will represent 16.6% of the issued and outstanding shares of Common Stock of AMNI (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by AMNI).

               (b) TMC has the sole power to vote and direct the vote of the Shares.

               (c) TMC will acquire the 689,552 shares of Common Stock of AMNI on the Closing Date as more fully described in Item 3 above.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Shareholder Agreement. Pursuant to the Shareholder Agreement, in the event that AMNI desires to issue and sell additional shares of Common Stock in a public or private offering for cash (an "Offering"), TMC shall have the right to purchase such number of shares to maintain its then current percentage ownership interest in AMNI and to prevent any dilution of its percentage ownership interest in AMNI that would otherwise occur as a result of any such Offering. In addition to the right of TMC to purchase shares of Common Stock in order to maintain its percentage ownership interest in AMNI as described in the prior sentence, TMC shall also have a preemptive right to purchase additional shares of Common Stock, so long as the shares of Common Stock sold to TMC, when aggregated with the shares already held by Times Mirror, do not result in TMC owning 45% or more of the outstanding shares of Common Stock.

               Registration Rights Agreement. On the Closing Date, TMC and AMNI will be parties to a Registration Rights Agreement, dated as of the Closing Date (the "Registration Rights Agreement"). Under the Registration Rights Agreement, if TMC requests that AMNI register the Shares in an underwritten offering, AMNI shall be required to register such shares under the Act as expeditiously as practicable. TMC will have two such demand registration rights.

               AMNI will bear all expenses incident to any registration effected pursuant to the Registration Rights Agreement, including the fees and expenses of a single counsel retained by TMC; however, TMC will be responsible for the underwriting discounts and commissions in connection with any of the Shares sold by TMC. TMC will be entitled to customary indemnification from AMNI against certain liabilities, including liabilities under the Act.

               In addition, the Registration Rights Agreement will grant TMC a "piggyback" registration right to include its Shares on a pro rata basis in any registration effected for the account of AMNI or any other person. All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by AMNI. TMC will be entitled to customary indemnification from AMNI against certain liabilities, including liabilities under the Act.

Item 7.        Material to be Filed as Exhibits.

               (a) Stock Purchase Agreement, dated as of August 20, 1999, by and among The Times Mirror Company and Alternate Marketing Networks, Inc.

               (b) Stock Purchase Agreement, dated as of August 20, 1999 by and between The Times Mirror Company and Edelson Technology Partners II, L.P.

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                                       13D
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CUSIP No. 01245P                                               PAGE 5 OF 5 PAGES
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                                    SIGNATURE

               After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


THE TIMES MIRROR COMPANY

0

By:     /s/ Edward L. Blood                                August 31, 1999
   --------------------------------                        ---------------
            Edward L. Blood


Title: Vice President, Strategic Planning
      -----------------------------------